

January 25, 2011

<u>By Facsimile and U.S. Mail</u>

Mitchell Raab
Seneca Capital Investments, LP
590 Madison Avenue, 28th Floor
New York, NY 10022

     Re: **Dynegy Inc.**
                Soliciting Material filed pursuant to Rule 14a-12
                By Seneca Capital International Master Fund, L.P. et al.
                Filed January 24, 2011
                File No. 1-33443

Dear Mr. Raab:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Soliciting Material</u>

1. We note that you have filed revised soliciting material which includes the accounting firm cost study. Please confirm that you will also file on EDGAR a press release with corrective disclosure stating that updated disclosure regarding the Big Four accounting firm study has been filed, that the accounting firm has not consented to being identified by name and that investors should take this into consideration when reviewing the revised materials.

2. We note that you recommend that shareholders reject the tender offer by Icahn Partners. Please advise us as to why you have not filed and disseminated a Schedule 14D-9. Refer to Rule 14d-9(e).

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions